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September 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Branch Chief

Re:	Constellation Energy Partners LLC

Registration Statement on Form S-4

Filed August 28, 2014

File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Constellation Energy Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated September 22, 2014, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Registration Statement on Form S-4

General

1.

The Plan of Conversion appears to be subject to Rule 13e-3, because it involves a solicitation of proxies subject to Regulation 14A by an issuer in connection with a reorganization or similar corporate transaction of the issuer, and it will produce the

Ms. Anne Nguyen Parker

September 26, 2014

effects described in Rule 13e-3(a)(3)(ii). Furthermore, the exception set forth in Rule 13e-3(g)(2) does not appear to be available, because unitholders are not being offered common stock, or an equity security that has substantially the same rights as the common units of the Company. Given these circumstances, please advise how you determined that the Plan of Conversion is not subject to Rule 13e-3. The fact that Sanchez LP will have reporting obligations with respect to its own common units does not impact this analysis. In your response, please include a chart or charts depicting the conversion graphically, and consider including this material in your proxy statement/prospectus.

Response

The following sets forth in detail our rationale regarding why Rule 13e-3 is inapplicable to the proposed conversion of the Company from a limited liability company to a limited partnership (the “Conversion”) to be named Sanchez Production Partners LP (“Sanchez LP”). In that regard, we do not believe that the Conversion constitutes a “Rule 13e-3 transaction” and, even if it did, that the exemption in Rule 13e-3(g)(2) would apply to the Conversion.

Structure of the Conversion

We have included on page 9 of Amendment No. 1 two charts that graphically depict the pre-Conversion and post-Conversion ownership structure of the Company and Sanchez LP.

Application of Rule 13e-3

Pursuant to Rule 13e-3(a)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “Rule 13e-3 transaction” is “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” Rule 13e-3(a)(3)(i)(C) provides that one of the referenced transactions is a solicitation subject to Regulation 14A involving a recapitalization or reorganization or similar corporate transaction of an issuer—this arguably includes the Conversion of the Company because the equity securities of the Company are being recapitalized into equity securities of Sanchez LP with different characteristics in some respects. However, such a transaction must have a reasonable likelihood of producing one of the effects set forth in Rule 13e-3(a)(3)(ii): either (i) causing any class of equity securities subjection to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-b or (ii) causing any class of equity securities listed on a national securities exchange to not be listed on any national securities exchange.

Ms. Anne Nguyen Parker

September 26, 2014

In the Conversion, neither of the effects set forth in Rule 13e-3(a)(3)(ii) are reasonably likely to be produced from the Conversion, as (i) the Exchange Act registration of, and Section 15(d) reporting obligations associated with, the equity securities of the Company prior to the Conversion and Sanchez LP after the Conversion will not be terminated as a result of the Conversion and (ii) the class of equity securities of the Company currently listed on the NYSE MKT LLC and registered under Section 12(b) of the Exchange Act will not be treated by the NYSE MKT as being delisted in connection with the Conversion and, in fact, no original listing application is required to be submitted by Sanchez LP to the NYSE MKT in connection with the listing of Sanchez LP’s common units under the same ticker symbol after the Conversion as the Company has prior to the Conversion. Consistent with the absence of any delisting, deregistration and termination of a reporting obligation, neither a Form 25 nor a Form 15—the forms generally required to be filed in connection with delisting, deregistration and reporting termination events—will be filed, or be required to be filed, by the NYSE MKT or the Company in connection with the Conversion. Because none of the delisting, deregistration and reporting termination effects enumerated by Rule 13e-3(a)(3)(ii) will occur in connection with the Conversion, the conversion should not be deemed a “Rule 13e-3 transaction.”

The only manner by which the Conversion could possibly fit within the literal meaning of the “Rule 13e-3 transaction” definition would require concluding that the pre-Conversion Company is different from the post-Conversion Sanchez LP entity solely by virtue of the statutory Conversion process. Such an approach would elevate the technical state law form of the Conversion over the substantive and actual effects of the Conversion. In fact, under Delaware law, the Company and Sanchez LP will be the same entities, just in different forms (i.e., one is a limited liability company and one is a limited partnership). Pursuant to Section 17-217(f) of the Delaware Revised Uniform Limited Partnership Act,

[w]hen any conversion shall have become effective under this section, for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the other entity that has converted, and all property, real, personal and mixed, and all debts due to such other entity, as well as all other things and causes of action belonging to such other entity, shall remain vested in the domestic limited partnership to which such other entity has converted and shall be the property of such domestic limited partnership, and the title to any real property vested by deed or otherwise in such other entity shall not revert or be in any way impaired by reason of this chapter; . . . and all debts, liabilities and duties of the other entity that has converted shall remain attached to the domestic limited partnership to which such other entity has converted, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a domestic limited partnership.”

Ms. Anne Nguyen Parker

September 26, 2014

The pre-Conversion Company and post-Conversion Sanchez LP entities will have the same consolidated assets, liabilities, business and operations, the same management and the same ticker symbol. Consistent with our view that Sanchez LP and the Company are the same entities, we submitted a pending no-action request letter on August 29, 2014 with the Office of Chief Counsel of the Division of Corporation Finance requesting confirmation that Sanchez LP be considered a “successor” of the Company under various rules and regulations of the Securities Act of 1933, as amended, and the Exchange Act.

Public Purpose of Rule 13e-3

Moreover, the Conversion will not cause any of the harms against which Rule 13e-3 was intended to protect. In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the SEC stated that “the practice of issuers … engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of:

•	an illiquid market;

•	termination of the protections under federal securities laws; and

•	further efforts by the [issuer or affiliate] to eliminate their equity interest.

The Conversion will not give rise to any of the adverse consequences noted by the above by the Commission:

(i) The market for the common units of Sanchez LP after the Conversion will be the same as the market for the Company’s common units, if not expanded. The Company’s common units are currently traded on the NYSE MKT and, albeit in a different form as limited partner interests, will continue to be traded on the NYSE MKT after the Conversion under the same ticker symbol. The Company currently has approximately 2,350 beneficial owners of its common units; as a result of the one-for-one exchange of Sanchez LP common units for Company common units, the number of beneficial owners of Sanchez LP common units will remain the same after the Conversion as the number of beneficial owners of the Company’s common units prior to the Conversion. Thus, an illiquid trading market is not going to occur as a result of the Conversion. In fact, one of the potential benefits of a change in the organizational structure from a limited liability company to a more traditional master limited partnership is that certain investor groups may more favorably view Sanchez LP as an investment alternative, thereby enhancing the liquidity of the issuer’s securities.

Ms. Anne Nguyen Parker

September 26, 2014

(ii) Following consummation of the Conversion, Sanchez LP’s common unitholders will continue to own common units in a registered public company that is subject to the Exchange Act’s reporting obligations, which the Company has been subject to since its initial public offering in 2006. All of the protections under the federal securities laws that currently are afforded to the Company’s public unitholders will continue to exist as they have historically for the Company.

(iii) The Conversion will not result in any effort to eliminate the equity interest of the Company’s public unitholders. As discussed above, each of the Company’s holders of common units will receive common units of Sanchez LP on a one-for-one basis, with no dilution of their economic rights in the securities.

Accordingly, the rationale set forth by the Commission for adopting Rule 13e-3 indicates that the rule was intended to protect public unitholders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated unitholders of their securities or otherwise leave unaffiliated unitholders with illiquid securities that no longer benefited from the same level of protection under the federal securities laws. In the Conversion, however, the Sanchez LP unitholders will continue to have all of the protections under the federal securities laws and hold securities listed on the NYSE MKT just as they do with the Company, with potentially meaningful greater liquidity. The Conversion has no characteristics of a going private transaction.

Applicability of Rule 13e-3(g)(2) Exception

Although we believe that the Conversion is not a “Rule 13e-3 transaction,” even if the Staff were to conclude that the Conversion falls within such definition, we believe that the exception provided by Rule 13e-3(g)(2) would nevertheless apply. Rule 13e-3(g)(2) states that the rule shall not apply to a transaction in which the security holders are offered or receive only an equity security Provided, That:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

(ii) such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. (emphasis added).

Ms. Anne Nguyen Parker

September 26, 2014

As discussed above, each holder of the Company’s common units will receive common units of Sanchez LP in connection with the Conversion. Moreover, the common units of Sanchez LP will be registered pursuant to Section 12 of the Exchange Act and listed on a national securities exchange (i.e., the NYSE MKT). We believe that this satisfies the requirements of Rule 13e-3(g)(2).

As described in the Form S-4 under the heading “Comparison of Rights of Sanchez LP Common Unitholders and Company Common Unitholders,” the rights of the Company’s common unitholders and the Sanchez LP common unitholders are substantially similar in many respects, with the economic rights of all Company unitholders immediately prior to the Conversion being the same as the economic rights of the Sanchez LP unitholders immediately after the Conversion. We acknowledge that by virtue of the Conversion, the common unitholders of Sanchez LP will no longer have the right to elect persons to the board of managers of Sanchez LP post-Conversion as they do in the Company pre-Conversion. However, the unaffiliated public unitholders of Sanchez LP are receiving common units, thereby falling within the exception of Rule 13e-3(g)(2)(i) emphasized above. Moreover, as discussed above, the unaffiliated unitholders of Sanchez LP may be provided with an enhanced equity interest as a result of the potentially increased liquidity of the Sanchez LP common units.

Conclusion

For the foregoing reasons, we do not believe that the Conversion is a Rule 13e-3 transaction. As a general policy matter, none of the harms that the rule is intended to protect against are present in the Conversion. Specifically, the Conversion does not have either a reasonable likelihood or a purpose of producing either of the effects enumerated by Rule 13e-3(a)(3)(ii), and as a result, Rule 13e-3 is not applicable to the Conversion in a manner that renders moot the issue of whether the exemption set forth in Rule 13e-3(g)(2) applies to the Conversion. As outlined above, the transaction will actually yield effects that are the opposite of those against which Rule 13e-3 was enacted to protect, as the Conversion is designed, among other reasons, to provide a deeper, more liquid trading market for the Company’s common unitholders while continuing to afford Sanchez LP’s public unitholders the same protections under the federal securities laws and NYSE MKT listing rules.

Background of the Conversion and Relationship with SOG, page 11

2.	We note disclosure that on August 25, 2014, the conflicts committee of your board of managers approved the Plan of Conversion. Despite the special interests of Sanchez Oil & Gas Corporation and its affiliates in the conversion, there is no disclosure of the involvement of these entities in the proposal, planning or deliberation regarding the conversion, and the Regulation 13D-G filings of these entities do not appear to disclose any plans or proposals regarding the conversion. Please advise us of the involvement of these entities in the plan, and revise all disclosure accordingly.

Ms. Anne Nguyen Parker

September 26, 2014

Response

As discussed on page 13 of Amendment No. 1, SOG and its affiliates entered into certain services agreements with the Company to provide general and administrative services. However, SOG and its affiliates have never required or requested that the Company convert into a limited partnership. Instead, the Company’s management and board of managers determined that it was appropriate to restructure the Company in a manner more consistent with a traditional master limited partnership structure, including having a sponsor such as SOG fulfill the traditional general partner role—a role that SOG is substantially fulfilling through the services agreements. While acknowledging that two of the managers on the Company’s board of managers are affiliated with SOG, their decisions regarding the Conversion were in their capacities as managers of the Company moreso than in connection with their relationships to SOG and its affiliates. Although SP Holdings, as the owner of the proposed general partner of Sanchez LP, has participated in organizational matters regarding the general partner, the Company and its counsel have taken the lead in structuring the Conversion and preparing the applicable documentation. We have added disclosure on page 13 of Amendment No. 1 to clarify the lack of SOG’s involvement in the Conversion process.

Risk Factors, page 15

Risks Inherent in an Investment in Sanchez LP Common Units, page 16

Our general partner and its affiliates, including SOG, SP Holdings and SEPI, will have conflicts of interest with us..., page 16

3.	We note your statement on page 17 that “[o]ur general partner will determine which costs incurred by it are reimburseable by us.” We also note disclosure later in the filing, for example on page 38, stating that your partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Please enhance your disclosure in the risk factor by discussing the absence of a limit on reimbursement.

Response

We acknowledge the Staff’s comment and have expanded the disclosure on page 18 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions of Sanchez LP, page 38

4.

We note your statement that “[i]t is our intent to distribute at least the minimum quarterly distribution of $0.05 per unit ($0.20 per unit on an annualized basis) on all of our units to the extent that we generate sufficient earnings,” and similar statements

Ms. Anne Nguyen Parker

September 26, 2014

elsewhere in your filing. In view of the fact that the company has not generated earnings in recent historical periods, please explain the basis for setting the minimum quarterly distribution at $0.05 per unit. Also explain when you anticipate beginning to pay the minimum quarterly distributions. If the projected amount of minimum quarterly distributions is based on anticipated future events, please clarify the nature of those events. For example, we note the discussion in your earnings call for the second quarter of 2014, held on August 15, 2014, regarding anticipated “dropdown transactions with affiliates of SOG” and an anticipated “large-scale recapitalization in 2015.”

Response

The $0.05 per unit minimum quarterly distribution was established in the Services Agreement with SOG in May 2014 when the Company’s unit price had historically been trading around $2.00 per common unit. The Company desired to have an approximate yield of 10% on its common units, which is the midpoint of the typical master limited partnership yield of 8% to 12%. Therefore, a distribution of $0.20 per annum, or $0.05 per quarter, was established as the minimum distribution.

We have expanded the disclosure on page 41 of Amendment No. 1 to discuss the events that may allow Sanchez LP to begin paying the minimum quarterly distribution.

5.	We note your statement on page 39 that “[t]he payment of the full minimum quarterly distribution on all of the common units to be outstanding upon consummation of the Conversion based on the number of units of the Company outstanding as of August 18, 2014 would require us to have earnings providing amounts available for distribution of approximately $1.5 million per quarter, or $5.9 million per year.” Please enhance your disclosure by stating that the company would not have had earnings available for distribution in recent historical periods, and the approximate amount of the shortfall. Also, please add appropriate risk factor disclosure.

Response

We have expanded the disclosure on page 41 of Amendment No. 1 to state that the Company had no available cash from which to pay any distributions.

Exhibits 5.1 and 8.1

6.	Please provide executed versions of the legality and tax opinions.

Response

We have included executed versions of the opinions with the Amendment No. 1 filing.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)

Charles C. Ward (Chief Financial Officer)

Michael O’Leary (Firm)